May 2, 2018
To: All Canadian Securities Regulatory Authorities and Registered Holders of Debt Instruments of Concordia International Corp.
Subject: Concordia International Corp.
Dear Sir/Madam:
We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type:    Special Meeting of Debtholders
Record Date for Notice of Meeting:    May 9, 2018
Record Date for Voting:     May 9, 2018
Meeting Date:     June 19, 2018
Meeting location:     Toronto, ON
Issuer sending proxy related materials directly to NOBO:     Yes
Issuer paying for delivery to OBO:     Yes
Voting Security Details:

Description	CUSIP Number
Secured Swap Instruments	N/A
Concordia 9.00% Due April 1, 2022	20653PAA0
Concordia 9.00% Due April 1, 2022	C26220AA8
Concordia Secured USD Term Loan	C2620KAK4
Concordia Secured GBP Term Loan	C2620KAJ7

Sincerely,
Kingsdale Advisors,
Proxy and Information Agent for Concordia International Corp.

The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, ON M5X 1E2
TEL: 416.644.4031 TOLL FREE: 1.877.373.6007 FAX: 416.867.2271
www.kingsdaleadvisors.com